UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: February 2014

Commission File Number: 000-55134

CBD Energy Limited

(Exact name of registrant as specified in its charter)

Suite 2-Level 2

53 Cross Street

Double Bay, Sydney, NSW 2028

AUSTRALIA

(Address of principal executive offices)

N/A

(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of From 20-F or 40-F. Form 20-F ☒ Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

CBD Energy Limited (“CBD” or the “Company”) is filing this report on Form 6-K to update investors with respect to the following items discussed in its registration statement on Form 20-F (the “Form 20-F”).

Voluntary Delisting From ASX

Effective upon the close of trading on January 31, 2014, the Company’s ordinary shares ceased trading on the Australian Stock Exchange (“ASX”) and the Company completed the voluntary delisting from the AXS pursuant to requisite approvals of the Company’s shareholders, Board of Directors and the ASX. As a result of the voluntary delisting from the ASX, the Company is no longer subject to the rules of the ASX, including, without limitation, with respect to reporting and information requirements and corporate actions requiring shareholder approval. The voluntary delisting from the ASX was announced by the Company in a press release, a copy of which is attached hereto as Exhibit 99.1

OTCBB Trading Approval

CBD’s ordinary shares have been approved for trading in the U.S. on the over-the-counter bulletin board, (“OTCBB”) under the ticker symbol “CBDNF”. Trading commenced February 10, 2014. The Company issued a press release announcing the commencement of trading on the OTCBB, a copy of which is attached hereto as Exhibit 99.1.

Convertible Note Restructuring and Share Issuance

On February 5, 2014, prior to the share consolidation described below, the Company issued an aggregate of 51,516,267 ordinary shares (representing 0.92% of the then outstanding ordinary shares). Of these shares: 49,016,267 ordinary shares were issued at a price per share of A$0.010 in satisfaction of restructuring fees and interest accrued on certain of the Company’s Convertible Notes through December 31, 2013; and 2,500,000 ordinary shares (the “CD Shares”) were issued at a deemed price per share of A$0.011, the most recent market closing price of the Company’s ordinary shares on the ASX as of the date of issuance. No cash consideration or offset of accrued expense was recorded by the Company in conjunction with the issuance of the CD Shares. There were no placement agreements or underwriters involved in the foregoing ordinary share issuances and no sales commissions were paid. The securities were issued in reliance upon applicable exemptions from registration under the Securities Act of 1933, as amended. The form of subscription agreement applicable to all of the foregoing share issuances is attached hereto as Exhibit 99.2

Effectiveness of Reverse Stock Split

On February 6, 2014 the Company effected a 300:1 consolidation of its ordinary shares (the “Reverse Stock Split”) in accordance with the authorization of shareholders granted at its Extraordinary General Meeting held on November 26, 2013. Following the Reverse Stock Split, the Company’s issued and outstanding ordinary shares as of February 6, 2014 totaled 2,032,013 and were distributed among 2,513 holders of record, of which 17,303 shares, or 8.7 % were known by the Company to be held by seven (7) U.S. holders. The Reverse Stock Split was announced in conjunction with the Company’s voluntary delisting from the ASX (as reported above) in a press release, a copy of which is attached hereto as Exhibit 99.1

Exhibit
Number	Exhibit Table

99.1	Press Release dated February 10, 2014, announcing the commencement of trading of CBD Energy Limited ordinary shares on the OTCBB under the symbol CBDNF, delisting from the ASX and the completion of a reverse stock split (share consolidation).

99.2	Form of subscription agreement for February 5, 2014 ordinary share issuances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBD Energy Limited

February 11, 2014	By:	/s/ Gerard McGowan
Gerard McGowan Chairman & Managing Director